SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

NOTICE TO THE MARKET

DISTRIBUTION OF DIVIDENDS

Dear Shareholders,

The Company’s Management approved, through the Company’s Annual and Extraordinary Shareholders’ Meeting, held on April 2nd, 2009, that the outstanding balance of the Net Profits, in the amount of one hundred and seventy one million, one hundred and forty four thousand, four hundred and thirty Reais and seventy two cents (R$171,144,430.72), be fully distributed as dividends to the Company’s preferred shareholders.

		Per
	Dividends to be	preferred
	distributed	share (R$)

Priority Dividends calculated upon 25% of the Adjusted Net Profits	42,786,107.68
(+) Complementary Dividends to the Fiscal Year’s Profits	128,358,323.04

(=) Dividends relating to the Fiscal Year’s Profits (fully to preferred	171,144,430.72	0.110739
shareholders)

The shareholders that have purchased shares until April 2nd, 2009, inclusively, are entitled to dividend rights. The shares purchased from April 3rd, 2009 shall not be entitled to dividend rights.

The payment of the related dividend will be on June 16th, 2009. The resources necessary to the payment of the dividends to the Company’s shareholders shall be received from the wholly-owned subsidiary TIM Celular S.A., through dividends.

Rio de Janeiro – RJ, April 2nd, 2009.

TIM Participações S.A.
Claudio Zezza
Financial and Investor Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 03, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.